UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VEMANTI GROUP, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92259A102

(CUSIP Number)

Mark Crone, Esq.

The Crone Law Group, P.C.

420 Lexington Avenue

Suite 2446

New York, New York 10170

Telephone: (646) 861-7891

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Asian Star Trading & Investment Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER(1) 0
	8.	SHARED VOTING POWER 415,480,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 415,480,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,480,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3) 85.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Includes 26,000,000 shares of the Issuer’s Series A preferred stock, par value $0.0001 per share (“Series A Preferred Stock”), and 5,980,000 shares of the Issuer’s Series B convertible preferred stock, par value $0.0001 per share (“Series B Preferred Stock”). The shares of Series A Preferred Stock are not convertible into Issuer’s common stock, par value $0.0001 per share (“Common Stock”), however, the Series A Preferred Stock vote with the Common Stock with each share of Series A Preferred Stock entitled to 10 votes of Common Stock. The shares of Series B Preferred Stock are convertible into shares of Common Stock at a 26:1 ratio and vote with the Common Stock on an as-converted basis with each share of Series B Preferred Stock entitled to 26 votes of Common Stock.

(2)

Percentage calculated based on 72,465,503 shares of Common Stock outstanding as reported in the Issuer’s annual report dated March 27, 2024, filed with the Securities and Exchange Commission plus (i) voting power of 260,000,000 shares of Common Stock for all of the Reporting Persons’ (as defined below) Series A Preferred Stock and (ii) 155,480,000 shares of Common Stock issuable upon conversion of all of the Reporting Persons’ Series B Preferred Stock.

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SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vuong Nhat Pham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Vietnam

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER(1) 0
	8.	SHARED VOTING POWER 415,480,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 415,480,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,480,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(3) 85.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Mr. Pham beneficially owns 100% of the equity interests in Asian Star Trading & Investment Pte. Ltd and may be deemed to indirectly beneficially own 26,000,000 shares of the Issuer’s Series A preferred stock, par value $0.0001 per share (“Series A Preferred Stock”), and 5,980,000 shares of the Issuer’s Series B convertible preferred stock, par value $0.0001 per share (“Series B Preferred Stock”). The shares of Series A Preferred Stock are not convertible into Issuer’s common stock, par value $0.0001 per share (“Common Stock”), however, the Series A Preferred Stock vote with the Common Stock with each share of Series A Preferred Stock entitled to 10 votes of Common Stock. The shares of Series B Preferred Stock are convertible into shares of Common Stock at a 26:1 ratio and vote with the Common Stock on an as-converted basis with each share of Series B Preferred Stock entitled to 26 votes of Common Stock.

(2)

Percentage calculated based on 72,465,503 shares of Common Stock outstanding as reported in the Issuer’s annual report dated March 27, 2024, filed with the Securities and Exchange Commission plus (i) voting power of 260,000,000 shares of Common Stock for all of the Reporting Persons’ Series A Preferred Stock and (ii) 155,480,000 shares of Common Stock issuable upon conversion of all of the Reporting Persons’ Series B Preferred Stock.

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Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock of Vemanti Group, Inc., a Nevada corporation with principal executive offices located at 7545 Irvine Center Dr., Suite 200, Irvine, CA 92618 (the “Issuer”).

Item 2. Identity and Background.

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Asian Star Trading & Investment Pte. Ltd., a Singapore exempt private company limited by shares (“Asian Star”); and

ii.	Mr. Vuong Nhat Pham (“Mr. Pham”).

The principal office of Asian Star is 120 Lower Delta Road, #02-05, Cendex Centre, Singapore (169208). The principal business of Asian Star is a trading and investment company.

The principal address of Mr. Pham is No. 193C Ba Trieu Street, Le Dai Hanh Ward, Hai Ba Trung District, Hanoi City, Vietnam.

Mr. Pham is the Chairman of Vingroup Joint Stock Company, with a principal address of No. 7, Bang Lang 1 Street, Vinhomes Riverside Ecological Urban Area, Viet Hung Ward, Long Bien District, Hanoi City, Vietnam. Mr. Pham is a citizen of Vietnam.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of Singapore, other than as otherwise specified on Schedule I hereto.

During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings of any violation with respect to such law.

Item 3. Source of Funds

The shares beneficially owned by the Reporting Persons were acquired on April 9, 2024, in exchange for 100% of Asian Star’s equity interests in VinHMS Pte. Ltd., a Singapore private company limited by shares (“VinHMS”), pursuant to the Share Exchange Agreement (defined below) as disclosed in more detail in Item 4 below.

Item 4. Purpose of Transaction.

On April 1, 2024, Asian Star, in its capacity as a shareholder of VinHMS entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with the Issuer, Mr. Tan Tran, as the sole shareholder of Series A Preferred Stock, VinHMS and Mr. Hoang Nguyen, the other shareholder of VinHMS. Pursuant to the terms of the Share Exchange Agreement, on April 9, 2024, Asian Star was issued 26,000,000 shares of the Series A Preferred Stock and 5,980,000 shares Series B Preferred Stock.

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In connection with the Share Exchange Agreement, Asian Star also entered into a Lock-Up Agreement with the Issuer that provides that the Series B Preferred Stock is subject to an twelve (12) month lock-up on transferring, selling or converting the Series B Preferred Stock into shares of Common Stock until April 1, 2025, subject to (i) early release upon the Company up-listing to a national securities exchange, and (ii) certain limited permitted transfers where the recipient takes the securities subject to the restrictions in the Lock-Up Agreement.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above. The Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

The information set forth on the cover page of the Schedule 13D is hereby incorporated by reference into this Item 5.

As of the date of this Schedule 13D, Mr. Pham beneficially owns 100% of the equity interests of Asian Star and may be deemed to beneficially own all the Issuer’s shares directly owned by Asian Star. Asian Star beneficially owns 26,000,000 shares of Series A Preferred Stock, which constitutes 65% of the Series A Preferred Stock issued and outstanding as of the date of this report. The Series A Preferred Stock does not convert into Common Stock; however, the Series A Preferred Stock vote with the Common Stock with each share of Series A Preferred Stock entitled to 10 votes of Common Stock. Asian Star also beneficially owns 5,980,000 shares of Series B Preferred Stock, constituting 60% of the Series B Preferred Stock issued and outstanding as of the date of this report, which are convertible into shares of Common Stock at a 26:1 ratio and vote with the Common Stock on an as-converted basis with each share of Series B Preferred Stock entitled to 26 votes of Common Stock.

Collectively, the Reporting Persons beneficially own 415,480,000 shares of Common Stock, 85.1% on an as-converted to common stock basis, of the shares reported herein and are deemed to have shared power to vote and direct the vote over all such shares and shared power to dispose or to direct the disposition of all such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of April 13, 2024, by and among Mr. Vuong Nhat Pham and Asian Star Trading & Investment Pte. Ltd.
99.2	Share Exchange Agreement, dated April 1, 2024, by and among Vemanti Group, Inc., Mr. Tan Tran, VinHMS Pte. Ltd., Mr. Hoàng Văn Nguyễn and Asian Star Trading & Investment Pte. Ltd.
99.3	Lock-Up Agreement, dated April 1, 2024, by and among Vemanti Group, Inc., Mr. Tan Tran, Mr. Mr. Hoàng Văn Nguyễn and Asian Star Trading & Investment Pte. Ltd.

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SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2024

Vuong Nhat Pham

By:	/s/ Vuong Nhat Pham
Name:	Vuong Nhat Pham

Asian Star Trading & Investment Pte. Ltd.

By:	/s/ Trinh Van Thi Nguyen
Name:	Trinh Van Thi Nguyen
Title:	Director

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SCHEDULE I

CONTROL PERSONS, EXECUTIVE OFFICERS AND DIRECTORS OF

REPORTING PERSON

The following sets forth the name and present principal occupation of each control person, executive officer and director of Asian Star Trading & Investment Pte. Ltd.  The business address of each of the executive officers and directors of 120 Lower Delta Road, #02-05, Cendex Centre, Singapore (169208).

Name	Position with Asian Star	Principal Occupation

Trinh Van Thi Nguyen	Director	Director of Asian Star Trading & Investment Pte. Ltd.

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